UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 52) *

Sears Holdings Corporation

(Name of Issuer)

Common Shares

(Title of Class of Securities)

812350106

(CUSIP Number)

Janice V. Sharry, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 22, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 812350106

1.	Names of Reporting Persons. ESL Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 25,000,979 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 25,000,979 (1)
	10.	Shared Dispositive Power 38,272,599 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 63,273,578 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 56.5% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes 4,808,465 shares of Holdings Common Stock that may be acquired by the reporting person within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock from Holdings.
(2)	Includes 6,328,688 shares of Holdings Common Stock that may be acquired by a reporting person within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock from Holdings.
(3)	Based upon 107,151,038 shares of Holdings Common Stock outstanding as of March 16, 2017, as disclosed in Holdings’ Annual Report on Form 10-K for the fiscal year ended January 28, 2017, that was filed by Holdings with the SEC on March 21, 2017, and 4,808,465 shares of Holdings Common Stock that may be acquired by the reporting person within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock.

CUSIP No. 812350106

1.	Names of Reporting Persons. SPE I Partners, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 150,124
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 150,124
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 150,124
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 107,151,038 shares of Holdings Common Stock outstanding as of March 16, 2017, as disclosed in Holdings’ Annual Report on Form 10-K for the fiscal year ended January 28, 2017, that was filed by Holdings with the SEC on March 21, 2017.

CUSIP No. 812350106

1.	Names of Reporting Persons. SPE Master I, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 193,341
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 193,341
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 193,341
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 107,151,038 shares of Holdings Common Stock outstanding as of March 16, 2017, as disclosed in Holdings’ Annual Report on Form 10-K for the fiscal year ended January 28, 2017, that was filed by Holdings with the SEC on March 21, 2017.

CUSIP No. 812350106

1.	Names of Reporting Persons. RBS Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 25,344,444 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 25,344,444 (1)
	10.	Shared Dispositive Power 38,272,599 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 63,617,043 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 56.8% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes 4,808,465 shares of Holdings Common Stock that may be acquired by a reporting person within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock from Holdings.
(2)	Includes 6,328,688 shares of Holdings Common Stock that may be acquired by a reporting person within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock from Holdings.
(3)	Based upon 107,151,038 shares of Holdings Common Stock outstanding as of March 16, 2017, as disclosed in Holdings’ Annual Report on Form 10-K for the fiscal year ended January 28, 2017, that was filed by Holdings with the SEC on March 21, 2017, and 4,808,465 shares of Holdings Common Stock that may be acquired by a reporting person within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock.

CUSIP No. 812350106

1.	Names of Reporting Persons. ESL Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 25,344,444 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 25,344,444 (1)
	10.	Shared Dispositive Power 38,272,599 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 63,617,043 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 56.8% (3)
14.	Type of Reporting Person (See Instructions) CO

(1)	Includes 4,808,465 shares of Holdings Common Stock that may be acquired by a reporting person within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock from Holdings.
(2)	Includes 6,328,688 shares of Holdings Common Stock that may be acquired by a reporting person within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock from Holdings.
(3)	Based upon 107,151,038 shares of Holdings Common Stock outstanding as of March 16, 2017, as disclosed in Holdings’ Annual Report on Form 10-K for the fiscal year ended January 28, 2017, that was filed by Holdings with the SEC on March 21, 2017, and 4,808,465 shares of Holdings Common Stock that may be acquired by a reporting person within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock.

CUSIP No. 812350106

1.	Names of Reporting Persons. Edward S. Lampert
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO; PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 63,617,043 (1)(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 25,344,444 (1)
	10.	Shared Dispositive Power 38,272,599 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 63,617,043 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 53.8% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 4,808,465 shares of Holdings Common Stock that may be acquired by a reporting person within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock from Holdings.
(2)	Includes 6,328,688 shares of Holdings Common Stock that may be acquired by the reporting person within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock from Holdings.
(3)	Based upon 107,151,038 shares of Holdings Common Stock outstanding as of March 16, 2017, as disclosed in Holdings’ Annual Report on Form 10-K for the fiscal year ended January 28, 2017, that was filed by Holdings with the SEC on March 21, 2017, and an aggregate of 11,137,152 shares of Holdings Common Stock that may be acquired by certain of the reporting persons within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock.

This Amendment No. 52 to Schedule 13D (this “Amendment”) relates to common shares, par value $0.01 per share (the “Holdings Common Stock”), of Sears Holdings Corporation, a Delaware corporation (“Holdings”). This Amendment amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission by ESL Partners, L.P., a Delaware limited partnership (“Partners”), SPE I Partners, LP, a Delaware limited partnership (“SPE I”), SPE Master I, LP, a Delaware limited partnership (“SPE Master I”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), ESL Investments, Inc., a Delaware corporation (“ESL”), and Edward S. Lampert, a United States citizen, by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission (“SEC”).

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

“In grants of shares of Holdings Common Stock by Holdings on January 27, 2017, February 28, 2017, March 31, 2017, and April 28, 2017, pursuant to the Extension Letter between Holdings and Mr. Lampert, Mr. Lampert acquired an additional 173,742 shares of Holdings Common Stock. Mr. Lampert received the shares of Holdings Common Stock as consideration for serving as Chief Executive Officer and no cash consideration was paid by Mr. Lampert in connection with the receipt of such shares of Holdings Common Stock.

In various open market purchases between March 22, 2017 and March 24, 2017, Mr. Lampert acquired an aggregate of 525,936 shares of Holdings Common Stock for aggregate consideration of approximately $4,172,092 (excluding commissions) using personal funds.”

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

“On January 12, 2017, the RE Loan Borrowers, entities wholly-owned and controlled, directly or indirectly, by Holdings, borrowed additional amounts of approximately $164 million under the Real Estate Loan Facility from JPP, LLC and JPP II, LLC (collectively, the “RE Loan Lenders”). In connection with the borrowing of these additional amounts, the RE Loan Borrowers and the RE Loan Lenders entered into certain technical amendments to that certain Loan Agreement, entered into in connection with the Real Estate Loan Facility (the “Omnibus Amendment”). The foregoing description of the Omnibus Amendment does not purport to be complete and is qualified in its entirety by reference to the Omnibus Amendment to Loan Documents and Request for Advance to Loan Agreement filed as Exhibit 99.34 hereto and incorporated by reference herein.

On March 2, 2017, Holdings, through Sears Roebuck Acceptance Corp. and Kmart Corporation, entities wholly-owned and controlled, directly or indirectly, by Holdings, entered into the First Amendment to Letter of Credit and Reimbursement Agreement with JPP, LLC, JPP II, LLC and the Issuing Bank to make certain modifications to the LC Facility (the “First Amendment”). The foregoing description of the First Amendment does not purport to be complete and is qualified in its entirety by reference to the First Amendment to Letter of Credit and Reimbursement Agreement filed as Exhibit 99.35 hereto and incorporated by reference herein.

On May 22, 2017, Holdings, through the Borrowers, entities wholly owned and controlled, directly or indirectly by Holdings, amended and restated the Secured Loan Facility (the “Amended and Restated Loan Facility”), with JPP, LLC, JPP II, LLC, Cascade Investment, L.L.C., and certain other parties (collectively, the “Loan Lenders”). The Amended and Restated Loan Facility requires the repayment of $100 million of the loans outstanding thereunder on the original maturity date of July 7, 2017, and extends the maturity with respect to $400 million of the loans outstanding thereunder until January 7, 2018. The Amended and Restated Loan Facility also provides Holdings with options to further extend the maturity of the loan for up to an additional six months, to July 6, 2018, subject to the satisfaction of certain conditions and the payment of certain fees.

In connection with the Amended and Restated Loan Facility, Holdings paid a one-time extension fee equal to $8 million dollars to the extending Loan Lenders. The Amended and Restated Loan Facility will have an annual base interest rate of 8%, with accrued interest payable monthly during the term of the Amended and Restated Loan Facility. The Amended and Restated Loan Facility is guaranteed by Holdings and is secured by a first priority lien on 20 real properties owned by the Borrowers.

The Amended and Restated Loan Facility has customary events of default, including (subject to certain materiality thresholds and grace periods) payment default, failure to comply with covenants, material inaccuracy of representation or warranty, and bankruptcy or insolvency proceedings. If there is an event of default, the Loan Lenders may declare all or any portion of the outstanding indebtedness to be immediately due and payable, exercise any rights they might have under any of the Amended and Restated Loan Facility documents (including against the collateral), and require the Borrowers to pay a default interest rate equal to the greater of (i) 2.5% in excess of the base interest rate and (ii) the prime rate plus 1%.

The foregoing description of the Amended and Restated Loan Facility does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated Loan Agreement filed as Exhibit 99.36 hereto and incorporated by reference herein.

In connection with the Amended and Restated Loan Facility, on May 22, 2017, the Loan Lenders also entered into an Amended and Restated Co-Lender Agreement (the “Amended Co-Lender Agreement”) to revise the previous Co-Lender Agreement to reflect the arrangements among the Loan Lenders with respect to the Amended and Restated Loan Facility, including, among other things, the anticipated repayment in full of the notes held by certain of the Loan Lenders on July 7, 2017, with the proceeds of the required $100 million repayment of the loans outstanding under the Amended and Restated Loan Facility.

The foregoing description of the Amended Co-Lender Agreement does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated Co-Lender Agreement, a copy of which is filed as Exhibit 99.37 hereto and is incorporated by reference herein.”

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

“(a)-(b) Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Reporting Person may be deemed to be a member of a group with respect to Holdings or securities of Holdings for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of Holdings or otherwise with respect to Holdings or any securities of Holdings or (ii) a member of any syndicate or group with respect to Holdings or any securities of Holdings.

As of May 24, 2017, the Reporting Persons may be deemed to beneficially own the shares of Holdings Common Stock set forth in the table below.

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED		PERCENTAGE OF OUTSTANDING SHARES		SOLE VOTING POWER		SHARED VOTING POWER	SOLE DISPOSITIVE POWER		SHARED DISPOSITIVE POWER
ESL Partners, L.P.	63,273,578	(1)(2)	56.5	% (3)	25,000,979	(2)	0	25,000,979	(2)	38,272,599	(1)
SPE I Partners, LP	150,124		0.1%		150,124		0	150,124		0
SPE Master I, LP	193,341		0.2%		193,341		0	193,341		0
RBS Partners, L.P.	63,617,043	(1)(4)	56.8	% (5)	25,344,444	(4)	0	25,344,444	(4)	38,272,599	(1)
ESL Investments, Inc.	63,617,043	(1)(6)	56.8	% (7)	25,344,444	(6)	0	25,344,444	(6)	38,272,599	(1)
Edward S. Lampert	63,617,043	(1)(8)	53.8	% (9)	63,617,043	(1)(8)	0	25,344,444	(8)	38,272,599	(1)

(1)	This number includes 31,943,911 shares of Holdings Common Stock held by Mr. Lampert and 6,328,688 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Warrants held by Mr. Lampert. Partners has entered into a Lock-Up Agreement with Mr. Lampert that restricts the purchase and sale of securities owned by Mr. Lampert. Pursuant to the Lock-Up Agreement, Partners may be deemed to have shared dispositive power over, and to indirectly beneficially own, securities owned by Mr. Lampert. RBS, ESL and Mr. Lampert may also be deemed to have shared dispositive power over, and to indirectly beneficially own, such securities.
(2)	This number includes 20,192,514 shares of Holdings Common Stock held by Partners and 4,808,465 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners.
(3)	This is based upon 107,151,038 shares of Holdings Common Stock outstanding as of March 16, 2017, as disclosed in Holdings’ Annual Report on Form 10-K for the fiscal year ended January 28, 2017, that was filed by Holdings with the SEC on March 21, 2017, and 4,808,465 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners.
(4)	This number includes 20,192,514 shares of Holdings Common Stock held by Partners, 4,808,465 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners, 150,124 shares of Holdings Common Stock held by SPE I and 193,341 shares of Holdings Common Stock held by SPE Master I. RBS is the general partner of, and may be deemed to indirectly beneficially own securities owned by, Partners, SPE I and SPE Master I.
(5)	This is based upon 107,151,038 shares of Holdings Common Stock outstanding as of March 16, 2017, as disclosed in Holdings’ Annual Report on Form 10-K for the fiscal year ended January 28, 2017, that was filed by Holdings with the SEC on March 21, 2017, and 4,808,465 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners. RBS is the general partner of, and may be deemed to indirectly beneficially own securities owned by, Partners.
(6)	This number includes 20,192,514 shares of Holdings Common Stock held by Partners, 4,808,465 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners, 150,124 shares of Holdings Common Stock held by SPE I and 193,341 shares of Holdings Common Stock held by SPE Master I. ESL is the general partner of, and may be deemed to indirectly beneficially own securities owned by, RBS.
(7)	This is based upon 107,151,038 shares of Holdings Common Stock outstanding as of March 16, 2017, as disclosed in Holdings’ Annual Report on Form 10-K for the fiscal year ended January 28, 2017, that was filed by Holdings with the SEC on March 21, 2017, and the 4,808,465 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners. ESL is the general partner of, and may be deemed to indirectly beneficially own securities owned by, RBS.
(8)	This number includes 20,192,514 shares of Holdings Common Stock held by Partners, 4,808,465 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners, 150,124 shares of Holdings Common Stock held by SPE I and 193,341 shares of Holdings Common Stock held by SPE Master I. Mr. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own securities owned by, ESL.

(9)	This is based upon 107,151,038 shares of Holdings Common Stock outstanding as of March 16, 2017, as disclosed in Holdings’ Annual Report on Form 10-K for the fiscal year ended January 28, 2017, that was filed by Holdings with the SEC on March 21, 2017, the 6,328,688 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Warrants held by Mr. Lampert and the 4,808,465 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners. Mr. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own securities owned by, ESL.

(c) Other than as set forth on Annex B hereto, there have been no transactions in the class of securities reported on that were effected by the Reporting Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d) Not applicable.

(e) Not applicable.”

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

“The information set forth in Item 4 of this Amendment is incorporated by reference into this Item 6.”

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.1	Amendment, dated March 22, 2005, to the Agreement, dated January 31, 2005, among Kmart Holding Corporation, Sears Holdings Corporation, ESL Partners, L.P., ESL Investors, L.L.C., ESL Institutional Partners, L.P. and CRK Partners II, L.P. (incorporated herein by reference to Exhibit L to the Amendment to Schedule 13D filed on April 1, 2005).

99.2	Acknowledgement, dated March 24, 2005, by Sears Holdings Corporation (relating to the assumption of the Registration Rights Agreement) (incorporated herein by reference to Exhibit K to the Amendment to Schedule 13D filed on April 1, 2005).

99.3	Letter Agreement, dated June 2, 2010, between ESL Partners, L.P. and Edward S. Lampert (incorporated herein by reference to Exhibit 8 to the Amendment to Schedule 13D filed on June 2, 2010).

99.6	Form of Letter (incorporated herein by reference to Exhibit 10.30 to Holdings’ Annual Report on Form 10-K filed on March 20, 2013).

99.7	Loan Agreement, dated September 15, 2014, among Sears, Roebuck and Co., Sears Development Co. and Kmart Corporation, and JPP II, LLC and JPP, LLC (incorporated herein by reference to Exhibit 99.7 to the Amendment to Schedule 13D filed on September 16, 2014).

99.8	Participation Agreement, dated September 22, 2014, among PYOF 2014 Loans, LLC, and JPP II, LLC and JPP, LLC (incorporated herein by reference to Exhibit 99.8 to the Amendment to Schedule 13D filed on September 24, 2014).

99.9	Amended and Restated Participation Agreement, dated September 30, 2014, among PYOF 2014 Loans, LLC, The Fairholme Partnership, LP, and JPP II, LLC and JPP, LLC (incorporated herein by reference to Exhibit 99.9 to the Amendment to Schedule 13D filed on October 1, 2014).

99.10	Form of Subscription Rights Certificate (incorporated herein by reference to Exhibit 99.10 to the Amendment to Schedule 13D filed on October 17, 2014).

99.11	Rights Purchase Agreement, dated as of October 26, 2014, by and between SPE Master I, LP and ESL Partners, L.P. (incorporated herein by reference to Exhibit 99.11 to the Amendment to Schedule 13D filed on October 28, 2014).

99.12	Rights Purchase Agreement, dated as of October 26, 2014, by and between SPE Master I, LP and Mr. Edward S. Lampert (incorporated herein by reference to Exhibit 99.12 to the Amendment to Schedule 13D filed on October 28, 2014).

99.13	Rights Purchase Agreement, dated as of October 26, 2014, by and between SPE I Partners, LP and ESL Partners, L.P. (incorporated herein by reference to Exhibit 99.13 to the Amendment to Schedule 13D filed on October 28, 2014).

99.14	Rights Purchase Agreement, dated as of October 26, 2014, by and between SPE I Partners, LP and Mr. Edward S. Lampert (incorporated herein by reference to Exhibit 99.14 to the Amendment to Schedule 13D filed on October 28, 2014).

99.15	Form of Subscription Rights Certificate (incorporated herein by reference to Exhibit 99.15 to the Amendment to Schedule 13D filed on November 12, 2014).

99.16	Form of Note (incorporated herein by reference to Exhibit 4.3 to the Post-Effective Amendment No. 1 to Form S-3 Registration Statement, filed by Holdings with the Securities and Exchange Commission on October 30, 2014).

99.17	Form of Warrant Certificate (incorporated herein by reference to Exhibit 4.4 to the Post-Effective Amendment No. 1 to Form S-3 Registration Statement, filed by Holdings with the Securities and Exchange Commission on October 30, 2014).

99.18	Amendment to Loan Agreement, entered into on February 25, 2015 and effective as of February 28, 2015, by and between JPP II, LLC and JPP, LLC and Sears, Roebuck and Co., Sears Development Co. and Kmart Corporation (incorporated herein by reference to Exhibit 10.1 to the Form 8-K, filed by Holdings with the Securities and Exchange Commission on February 26, 2015).

99.19	Form of Subscription Rights Certificate (incorporated herein by reference to Exhibit 99.19 to the Amendment to Schedule 13D filed on June 16, 2015).

99.20	Exchange Agreement, dated as of June 26, 2015, by and among ESL Partners, L.P. and Edward S. Lampert and Seritage Growth Properties, L.P. and Seritage Growth Properties (incorporated herein by reference to Exhibit 99.20 to the Amendment to Schedule 13D filed on June 29, 2015).

99.21	Form of Purchase and Sale Agreement, dated as of July 2, 2015, by and among the Participating Limited Partner, RBS Partners, L.P. and RBS Partners, L.P., in its capacity as general partner of either SPE I Partners, LP or SPE Master I, LP (incorporated herein by reference to Exhibit 99.21 to the Amendment to Schedule 13D filed on July 6, 2015).

99.22	Rule 10b5-1(c) Plan, dated July 2, 2015, by SPE I Partners, LP and RBS Partners, L.P. (incorporated herein by reference to Exhibit 99.22 to the Amendment to Schedule 13D filed on July 6, 2015).

99.23	Rule 10b5-1(c) Plan, dated July 2, 2015, by SPE Master I, LP and RBS Partners, L.P. (incorporated herein by reference to Exhibit 99.23 to the Amendment to Schedule 13D filed on July 6, 2015).

99.24	Letter Agreement, dated January 28, 2016, by and between Holdings and Edward S. Lampert (incorporated herein by reference to Exhibit 10.1 to the Form 8-K, filed by Holdings with the Securities and Exchange Commission on February 3, 2016).

99.25	Joint Filing Agreement (incorporated herein by reference to Exhibit 99.25 to the Amendment to Schedule 13D filed on February 4, 2016).

99.26	Loan Agreement, dated as of April 8, 2016, between Sears, Roebuck and Co., Sears Development Co., Innovel Solutions, Inc., Big Beaver of Florida Development, LLC and Kmart Corporation, and JPP, LLC, JPP II, LLC and Cascade Investment, L.L.C. (incorporated herein by reference to Exhibit 99.26 to the Amendment to Schedule 13D filed on April 12, 2016).

99.27	Co-Lender Agreement, dated as of April 8, 2016, by and among JPP, LLC and JPP II, LLC, and Cascade Investment, L.L.C. and each transferee of a portion of any interest in the loan made in accordance with the Co-Lender Agreement (incorporated herein by reference to Exhibit 99.27 to the Amendment to Schedule 13D filed on April 12, 2016).

99.28	Assignment and Acceptance, dated as of April 8, 2016, by and between Bank of America, N.A., as assignor, and JPP II, LLC, as assignee (incorporated herein by reference to Exhibit 99.28 to the Amendment to Schedule 13D filed on August 26, 2016).

99.29	Assignment and Acceptance, dated as of April 8, 2016, by and between Bank of America, N.A., as assignor, and JPP, LLC, as assignee (incorporated herein by reference to Exhibit 99.29 to the Amendment to Schedule 13D filed on August 26, 2016).

99.30	Second Lien Credit Agreement, dated as of September 1, 2016, by and among Sears Holdings Corporation, Sears Roebuck Acceptance Corp. and Kmart Corporation, and JPP, LLC and JPP II, LLC (incorporated herein by reference to Exhibit 10.1 to the Form 8-K, filed by Holdings with the Securities and Exchange Commission on September 2, 2016).

99.31	Pari Passu Joinder Agreement, dated as of September 1, 2016, by JPP, LLC, as agreed to and accepted by Wilmington Trust, National Association, as collateral agent (incorporated herein by reference to Exhibit 99.31 to the Amendment to Schedule 13D filed on September 2, 2016).

99.32	Letter of Credit and Reimbursement Agreement, dated as of December 28, 2016, among Sears Holdings Corporation, Sears Roebuck Acceptance Corp. and Kmart Corporation, Citibank, N.A., as administrative agent and issuing bank, and JPP, LLC and JPP II, LLC (incorporated herein by reference to Exhibit 10.1 to the Form 8-K, filed by Holdings with the Securities and Exchange Commission on December 30, 2016).

99.33	Loan Agreement, dated as of January 3, 2017, among Sears Roebuck and Co., Kmart Stores of Illinois LLC, Kmart of Washington LLC and Kmart Corporation, collectively as borrower, and JPP, LLC and JPP II, LLC, collectively as initial lender (incorporated herein by reference to Exhibit 10.1 to the Form 8-K, filed by Holdings with the Securities and Exchange Commission on January 4, 2017).

99.34	Omnibus Amendment to Loan Documents and Request for Advance to Loan Agreement, dated as of January 12, 2017 among Sears Roebuck and Co., Kmart Stores of Illinois LLC, Kmart of Washington LLC and Kmart Corporation, collectively as borrower, and JPP, LLC and JPP II, LLC, collectively as initial lender (incorporated herein by reference to Exhibit 10.59 to Holdings’ Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 21, 2017).

99.35	First Amendment dated March 2, 2017, to Letter of Credit and Reimbursement Agreement, dated as of December 28, 2016, among Sears Holdings Corporation, Sears Roebuck Acceptance Corp., Kmart Corporation, the financial institutions party thereto from time to time as L/C Lenders, and Citibank, N.A., as Administrative Agent and Issuing Bank (incorporated herein by reference to Exhibit 10.60 to Holdings’ Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 21, 2017).

99.36	Amended and Restated Loan Facility, dated as of May 22, 2017, by and among Roebuck and Co., Sears Development Co., Innovel Solutions, Inc., Big Beaver of Florida Development, LLC and Kmart Corporation with JPP, LLC, JPP II, LLC, and Cascade Investment, L.L.C. (incorporated herein by reference to Exhibit 10.1 to the Form 8-K, filed by Holdings with the Securities and Exchange Commission on May 24, 2017).

99.37	Amended and Restated Co-Lender Agreement, dated as of May 22, 2017, by and among JPP, LLC and JPP II, LLC, Cascade Investment, L.L.C., Petrus Yield Opportunity Fund, LP, Rimrock High Income Plus (Master) Fund, Ltd., Rimrock Low Volatility (Master) Fund, Ltd, Paragon SHC LLC, Paragon SHC II LLC, and each transferee of a portion of any interest in the loan made in accordance with the Amended and Restated Co-Lender Agreement (filed herewith).”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 24, 2017	ESL PARTNERS, L.P.

By: RBS Partners, L.P., as its general partner

By: ESL Investments, Inc., as its general partner

By:	/s/ Edward S. Lampert
Name:	Edward S. Lampert
Title:	Chief Executive Officer

SPE I PARTNERS, LP

By: RBS Partners, L.P., as its general partner

By: ESL Investments, Inc., as its general partner

By:	/s/ Edward S. Lampert
Name:	Edward S. Lampert
Title:	Chief Executive Officer

SPE MASTER I, LP

By: RBS Partners, L.P., as its general partner

By: ESL Investments, Inc., as its general partner

By:	/s/ Edward S. Lampert
Name:	Edward S. Lampert
Title:	Chief Executive Officer

RBS PARTNERS, L.P.

By: ESL Investments, Inc., as its general partner

By:	/s/ Edward S. Lampert
Name:	Edward S. Lampert
Title:	Chief Executive Officer

ESL INVESTMENTS, INC.

By:	/s/ Edward S. Lampert
Name:	Edward S. Lampert
Title:	Chief Executive Officer

EDWARD S. LAMPERT

By:	/s/ Edward S. Lampert

ANNEX B

RECENT TRANSACTIONS BY THE REPORTING PERSONS IN THE SECURITIES OF

SEARS HOLDINGS CORPORATION

Entity	Date of Transaction	Description of Transaction	Shares Acquired	Shares Disposed	Price Per Share
Edward S. Lampert	03/24/2017	Open Market Purchases	19,948		$8.3934
Edward S. Lampert	03/31/2017	Grant of Shares Pursuant to a Letter between Edward S. Lampert and Holdings	50,539		$0
Edward S. Lampert	04/28/2017	Grant of Shares Pursuant to a Letter between Edward S. Lampert and Holdings	50,539		$0

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Amendment, dated March 22, 2005, to the Agreement, dated January 31, 2005, among Kmart Holding Corporation, Sears Holdings Corporation, ESL Partners, L.P., ESL Investors, L.L.C., ESL Institutional Partners, L.P. and CRK Partners II, L.P. (incorporated herein by reference to Exhibit L to the Amendment to Schedule 13D filed on April 1, 2005).

99.2	Acknowledgement, dated March 24, 2005, by Sears Holdings Corporation (relating to the assumption of the Registration Rights Agreement) (incorporated herein by reference to Exhibit K to the Amendment to Schedule 13D filed on April 1, 2005).

99.3	Letter Agreement, dated June 2, 2010, between ESL Partners, L.P. and Edward S. Lampert (incorporated herein by reference to Exhibit 8 to the Amendment to Schedule 13D filed on June 2, 2010).

99.6	Form of Letter (incorporated herein by reference to Exhibit 10.30 to Holdings’ Annual Report on Form 10-K filed on March 20, 2013).

99.7	Loan Agreement, dated September 15, 2014, among Sears, Roebuck and Co., Sears Development Co. and Kmart Corporation, and JPP II, LLC and JPP, LLC (incorporated herein by reference to Exhibit 99.7 to the Amendment to Schedule 13D filed on September 16, 2014).

99.8	Participation Agreement, dated September 22, 2014, among PYOF 2014 Loans, LLC, and JPP II, LLC and JPP, LLC (incorporated herein by reference to Exhibit 99.8 to the Amendment to Schedule 13D filed on September 24, 2014).

99.9	Amended and Restated Participation Agreement, dated September 30, 2014, among PYOF 2014 Loans, LLC, The Fairholme Partnership, LP, and JPP II, LLC and JPP, LLC (incorporated herein by reference to Exhibit 99.9 to the Amendment to Schedule 13D filed on October 1, 2014).

99.10	Form of Subscription Rights Certificate (incorporated herein by reference to Exhibit 99.10 to the Amendment to Schedule 13D filed on October 17, 2014).

99.11	Rights Purchase Agreement, dated as of October 26, 2014, by and between SPE Master I, LP and ESL Partners, L.P. (incorporated herein by reference to Exhibit 99.11 to the Amendment to Schedule 13D filed on October 28, 2014).

99.12	Rights Purchase Agreement, dated as of October 26, 2014, by and between SPE Master I, LP and Mr. Edward S. Lampert (incorporated herein by reference to Exhibit 99.12 to the Amendment to Schedule 13D filed on October 28, 2014).

99.13	Rights Purchase Agreement, dated as of October 26, 2014, by and between SPE I Partners, LP and ESL Partners, L.P. (incorporated herein by reference to Exhibit 99.13 to the Amendment to Schedule 13D filed on October 28, 2014).

99.14	Rights Purchase Agreement, dated as of October 26, 2014, by and between SPE I Partners, LP and Mr. Edward S. Lampert (incorporated herein by reference to Exhibit 99.14 to the Amendment to Schedule 13D filed on October 28, 2014).

99.15	Form of Subscription Rights Certificate (incorporated herein by reference to Exhibit 99.15 to the Amendment to Schedule 13D filed on November 12, 2014).

99.16	Form of Note (incorporated herein by reference to Exhibit 4.3 to the Post-Effective Amendment No. 1 to Form S-3 Registration Statement, filed by Holdings with the Securities and Exchange Commission on October 30, 2014).

99.17	Form of Warrant Certificate (incorporated herein by reference to Exhibit 4.4 to the Post-Effective Amendment No. 1 to Form S-3 Registration Statement, filed by Holdings with the Securities and Exchange Commission on October 30, 2014).

99.18	Amendment to Loan Agreement, entered into on February 25, 2015 and effective as of February 28, 2015, by and between JPP II, LLC and JPP, LLC and Sears, Roebuck and Co., Sears Development Co. and Kmart Corporation (incorporated herein by reference to Exhibit 10.1 to the Form 8-K, filed by Holdings with the Securities and Exchange Commission on February 26, 2015).

99.19	Form of Subscription Rights Certificate (incorporated herein by reference to Exhibit 99.19 to the Amendment to Schedule 13D filed on June 16, 2015).

99.20	Exchange Agreement, dated as of June 26, 2015, by and among ESL Partners, L.P. and Edward S. Lampert and Seritage Growth Properties, L.P. and Seritage Growth Properties (incorporated herein by reference to Exhibit 99.20 to the Amendment to Schedule 13D filed on June 29, 2015).

99.21	Form of Purchase and Sale Agreement, dated as of July 2, 2015, by and among the Participating Limited Partner, RBS Partners, L.P. and RBS Partners, L.P., in its capacity as general partner of either SPE I Partners, LP or SPE Master I, LP (incorporated herein by reference to Exhibit 99.21 to the Amendment to Schedule 13D filed on July 6, 2015).

99.22	Rule 10b5-1(c) Plan, dated July 2, 2015, by SPE I Partners, LP and RBS Partners, L.P. (incorporated herein by reference to Exhibit 99.22 to the Amendment to Schedule 13D filed on July 6, 2015).

99.23	Rule 10b5-1(c) Plan, dated July 2, 2015, by SPE Master I, LP and RBS Partners, L.P. (incorporated herein by reference to Exhibit 99.23 to the Amendment to Schedule 13D filed on July 6, 2015).

99.24	Letter Agreement, dated January 28, 2016, by and between Holdings and Edward S. Lampert (incorporated herein by reference to Exhibit 10.1 to the Form 8-K, filed by Holdings with the Securities and Exchange Commission on February 3, 2016).

99.25	Joint Filing Agreement (incorporated herein by reference to Exhibit 99.25 to the Amendment to Schedule 13D filed on February 4, 2016).

99.26	Loan Agreement, dated as of April 8, 2016, between Sears, Roebuck and Co., Sears Development Co., Innovel Solutions, Inc., Big Beaver of Florida Development, LLC and Kmart Corporation, and JPP, LLC, JPP II, LLC and Cascade Investment, L.L.C. (incorporated herein by reference to Exhibit 99.26 to the Amendment to Schedule 13D filed on April 12, 2016).

99.27	Co-Lender Agreement, dated as of April 8, 2016, by and among JPP, LLC and JPP II, LLC, and Cascade Investment, L.L.C. and each transferee of a portion of any interest in the loan made in accordance with the Co-Lender Agreement (incorporated herein by reference to Exhibit 99.27 to the Amendment to Schedule 13D filed on April 12, 2016).

99.28	Assignment and Acceptance, dated as of April 8, 2016, by and between Bank of America, N.A., as assignor, and JPP II, LLC, as assignee (incorporated herein by reference to Exhibit 99.28 to the Amendment to Schedule 13D filed on August 26, 2016).

99.29	Assignment and Acceptance, dated as of April 8, 2016, by and between Bank of America, N.A., as assignor, and JPP, LLC, as assignee (incorporated herein by reference to Exhibit 99.29 to the Amendment to Schedule 13D filed on August 26, 2016).

99.30	Second Lien Credit Agreement, dated as of September 1, 2016, by and among Sears Holdings Corporation, Sears Roebuck Acceptance Corp. and Kmart Corporation, and JPP, LLC and JPP II, LLC (incorporated herein by reference to Exhibit 10.1 to the Form 8-K, filed by Holdings with the Securities and Exchange Commission on September 2, 2016).

99.31	Pari Passu Joinder Agreement, dated as of September 1, 2016, by JPP, LLC, as agreed to and accepted by Wilmington Trust, National Association, as collateral agent (incorporated herein by reference to Exhibit 99.31 to the Amendment to Schedule 13D filed on September 2, 2016).

99.32	Letter of Credit and Reimbursement Agreement, dated as of December 28, 2016, among Sears Holdings Corporation, Sears Roebuck Acceptance Corp. and Kmart Corporation, Citibank, N.A., as administrative agent and issuing bank, and JPP, LLC and JPP II, LLC (incorporated herein by reference to Exhibit 10.1 to the Form 8-K, filed by Holdings with the Securities and Exchange Commission on December 30, 2016).

99.33	Loan Agreement, dated as of January 3, 2017, among Sears Roebuck and Co., Kmart Stores of Illinois LLC, Kmart of Washington LLC and Kmart Corporation, collectively as borrower, and JPP, LLC and JPP II, LLC, collectively as initial lender (incorporated herein by reference to Exhibit 10.1 to the Form 8-K, filed by Holdings with the Securities and Exchange Commission on January 4, 2017).

99.34	Omnibus Amendment to Loan Documents and Request for Advance to Loan Agreement, dated as of January 12, 2017 among Sears Roebuck and Co., Kmart Stores of Illinois LLC, Kmart of Washington LLC and Kmart Corporation, collectively as borrower, and JPP, LLC and JPP II, LLC, collectively as initial lender (incorporated herein by reference to Exhibit 10.59 to Holdings’ Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 21, 2017).

99.35	First Amendment dated March 2, 2017, to Letter of Credit and Reimbursement Agreement, dated as of December 28, 2016, among Sears Holdings Corporation, Sears Roebuck Acceptance Corp., Kmart Corporation, the financial institutions party thereto from time to time as L/C Lenders, and Citibank, N.A., as Administrative Agent and Issuing Bank (incorporated herein by reference to Exhibit 10.60 to Holdings’ Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 21, 2017).

99.36	Amended and Restated Loan Facility, dated as of May 22, 2017, by and among Roebuck and Co., Sears Development Co., Innovel Solutions, Inc., Big Beaver of Florida Development, LLC and Kmart Corporation with JPP, LLC, JPP II, LLC, and Cascade Investment, L.L.C. (incorporated herein by reference to Exhibit 10.1 to the Form 8-K, filed by Holdings with the Securities and Exchange Commission on May 24, 2017).

99.37	Amended and Restated Co-Lender Agreement, dated as of May 22, 2017, by and among JPP, LLC and JPP II, LLC, Cascade Investment, L.L.C., Petrus Yield Opportunity Fund, LP, Rimrock High Income Plus (Master) Fund, Ltd., Rimrock Low Volatility (Master) Fund, Ltd, Paragon SHC LLC, Paragon SHC II LLC, and each transferee of a portion of any interest in the loan made in accordance with the Amended and Restated Co-Lender Agreement (filed herewith).